MacroGenics, Inc.
9704 Medical Center Drive
Rockville, MD 20850

November 14, 2023

Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tyler Howes

RE: MacroGenics, Inc.
Registration Statement on Form S-3
File No. 333- 275343

Acceleration Request
Requested Date: November 15, 2023
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Exchange Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-275343) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Wednesday, November 15, 2023, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Eric Blanchard at (212) 479-6565 or Reid Hooper at (202) 776-2097 of Cooley LLP, counsel to the registrant.

Sincerely,

MacroGenics, Inc.

By:     /s/ Jeffrey Peters
Jeffrey Peters
Senior Vice President and General Counsel

cc:     Eric Blanchard, Cooley LLP
Madison Jones, Cooley LLP
Reid Hooper, Cooley LLP